Exhibit 99.3

Colorado Gas Portfolio Acquisition June 3, 2026 Mountain Peak Power, Colorado 2

Advisories A base shelf prospectus of TransAlta Corporation (the "Company" or "TransAlta") dated December 9, 2025 containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada. A preliminary shelf prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents may be accessed through SEDAR+ at www.sedarplus.ca. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The Company has filed a registration statement (including a prospectus), and a preliminary prospectus supplement, with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the applicable offering documents if you request them in Canada from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com or from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, on M5J 0C2 or by email at distribution.rbcds@rbccm.com or from Morgan Stanley Canada Limited, 181 Bay Street, 37th Floor, Toronto, Ontario, M5J 2T3 or by telephone at 416-943-8400 or by email at ecm_canada@morganstanley.com or in the United States from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 by telephone at 1-416-956-6378 or by email at mailbox.usprospectus@cibc.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, email: equityprospectus@rbccm.com or Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com. The Company is not making any offer or invitation of any kind by communication of this document to the recipient and under no circumstances is it to be construed as a prospectus or an advertisement. All amounts referenced in this presentation are in Canadian currency unless otherwise specified. Forward-Looking Statements and Future-Oriented Financial Information This presentation includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "in tend", " plan", "forecast", “potential”, “future”, “outlook”, “strategy”, "continue" or other similar words or expressions suggesting future events or future performance. In particular, this presentation contains forward-looking statements pertaining to, without limitation, the following: the acquisition described in this presentation (the "Acquisition"), including the expected closing date; the anticipated effects and benefits of the Acquisition, including the anticipated synergies and effects on TransAlta’s financial and operational outlook, including expectations regarding Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase; the equity financing described in this presentation (the "Offering"); expectations regarding the performance of the acquired assets, including expected capacity, commercial in-service dates, contract terms, availability incentive payments and operational synergies; expectations regarding construction and supply chain risks; expectations about current and future industry activities, development opportunities and market conditions; TransAlta’s corporate strategy, development projects, acquisitions an d the development and expected timing of growth opportunities; expectation s regarding TransAlta’s credit metrics and business risk profile. The forward-looking statements contained in this presentation are based on certain assumptions that TransAlta has made in respect thereof as at the date of this presentation regarding, among other things: the satisfaction of the conditions to closing of the Acquisition and the Offering in a timely manner, including receipt of all necessary approvals ; that both the Acquisition and the Offering will be completed on terms consistent with management’s current expectations; that Canyon Peak Power achieves commercial in-service in the expected timeframe; no significant changes to applicable laws and regulations; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest or foreign exchange rates; no significant changes to the demand for, and growth of, electricity generation; no significant changes to the integrity and reliability of the assets; no significant changes to our debt and credit ratings; no unforeseen changes to economic and market conditions; no significant events occurring outside the ordinary course of business; no significant changes to our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; no significant supply chain disruptions or shortages of raw materials or skilled lab our; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries. Although TransAlta believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of TransAlta to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof; an inability to complete the Offering in accordance with management’s current expectations or at all; fluctuation s in power prices; changes in supply and demand for electricity; our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; changes to legislative, regulatory and political environments ; operational risks involving the assets, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; grid reliability; the risk that the credit ratings assigned to us or our securities may be downgraded or placed under review; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; reduced lab our availability and other lab our relations matters; disruptions to our supply chains; weather conditions and their impact on electricity generation and demand; climate change-related risks, including the increased frequency and severity of extreme weather events; general economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in our income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving us; reputational and stakeholder-related risks; and reliance on key personnel. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in providing forward-looking information may be found in our MD&A for the three months ended March 31, 2026 and our MD&A for the year ended December 31, 2025 (collectively, MD&A) and elsewhere in TransAlta’s filings with the Canadian and U.S. securities regulators. This list of risk factors should not be construed as exhaustive. This presentation also contains future-oriented financial information and financial outlook (collectively, "FOFI") about TransAlta’s prospective results of operations following completion of the Acquisition, including expected Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase, which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. The FOFI contained in this presentation was approved by management as of the date of this presentation and was provided for the purpose of providing further information about TransAlta’s anticipated future business operations following completion of the Acquisition. Readers are cautioned that the FOFI contained in this presentation should not be used for purposes other than for which it is disclosed herein. All forward-looking statements and FOFI contained in this presentation are expressly qualified by this cautionary statement. TransAlta does not undertake any obligation to publicly update or revise any forward-looking statements or FOFI contained herein, except as required by applicable laws. Non-IFRS Measures This presentation contains references to the following Non-IFRS measures and ratios: Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield, Adjusted EBITDA Percentage Increase and Build Multiple. Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. Build Multiple is calculated using capital expenditures and Adjusted EBITDA. Free Cash Flow Yield is calculated by dividing the expected Free Cash Flow from the assets acquired pursuant to the Acquisition by the equity portion of the Acquisition. Adjusted EBITDA Percentage Increase is calculated by dividing the total expected Adjusted EBITDA from the Acquisition by the mid-point of TransAlta’s 2026 Outlook Adjusted EBITDA range. We believe Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase provide investors with useful measures to evaluate capital projects. Readers are cautioned that our methods for calculating Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase may differ from methods used by other entities. Therefore, they may not be comparable to similar measures presented by other entities. The most directly comparable IFRS measures to Adjusted EBITDA and Free Cash Flow are earnings before income taxes and cash flow from operating activities, respectively. Refer to the "Non-IFRS and Supplementary Measures" sections of our MD&A for more information about these measures including, where applicable, reconciliations to measures calculated in accordance with IFRS, which sections are incorporated by reference herein. Th e MD&A can be found on SEDAR+ (www.sedarp lus.ca) under Trans Alta’s profile.2

Transaction At a Glance Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Transaction Value US$1.0 billion, consisting of the assumption of US$750 million of senior secured asset level debt and US$250 million to be raised via a concurrent bought deal equity financing for $350 million, with a 15% over-allotment option Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Return to Shareholders Expected to deliver immediate low to mid single digit accretion to TransAlta's Free Cash Flow per Share Closing Acquisition expected to close in early fourth quarter 2026 3

Acquisition Highlights

- **Adds scale with expected addition of approximately US$80 million ($110 million)[1] per year of low risk, high-quality Adjusted EBITDA with availability incentive payments upside**
- **Expected to be immediately accretive to free cash flow per share in the first full-year of ownership; expected to unlock operational, insurance and tax synergies**
- **27-year weighted average off-take agreement tenure increases TransAlta's contractedness and contract duration profile; full passthrough of all fuel, O&M and capital costs**
- **Establishes physical position in Colorado, a state with attractive growth prospects within TransAlta's core geography of the Western U.S.**
- **Continues TransAlta's successful track record of accretive, on-strategy acquisitions that leverage its competitive advantages**
- **Cash flows targeted to be redeployed into attractive growth opportunities such as Centralia and Alberta data centres**
- **Strengthens business risk profile with a pathway to improving credit metrics in the near-term**



Refer to "Slide Notes" for corresponding notations.

4

Asset Overview

	Mountain Peak Power	Canyon Peak Power
Capacity	162 MW	156 MW
COD	September 2025	Expected Q3 2026
Technology	Six GE LM2500XPRESS Gas Turbines	Six GE LM2500XPRESS Gas Turbines
Contract Term	30 Years	25 Years
Customer	United Power, Inc.	CORE Electric Cooperative
Customer Credit Rating	A	AA-
Contract Capacity	100%	100%
Payment	Fixed Capacity	Fixed Capacity
Fuel, O&M, Capital Costs	Full Pass Through	Full Pass Through
Project Financing	US$365 million at 6.2%	US$385 million at 6.2%


Denver
Mountain Peak Power
Canyon Peak Power
TransAlta U.S. Office

Reliable and proven technology complemented by TransAlta's decades of operating experience

Refer to "Slide Notes" for corresponding notations.

5

Continued Track Record of Strategic Acquisitions

Criteria	TransAlta M&A 2023 to Current			
	Colorado Gas Portfolio	Far North	Heartland	TransAlta Renewables
Strategic Rationale	✓ Continued growth in core geography with long-term, contracted assets	✓ Assets attractively positioned for recontracting and growth with land optionality	✓ Contrarian view ahead of recalibration on thermal generation value	✓ Simplified corporate structure and increased contractedness
Achieve risk adjusted hurdle rates	✓ Attractive financial metrics on a risk adjusted basis	✓ $306 per kW[1]	✓ $270 per kW 5.4x multiple[2]	✓ Cash retention, capital efficiency and corporate synergies
Accretive on a free cash flow per share basis	✓ Expected to be Immediately accretive	✓ Immediately accretive	✓ Immediately accretive	✓ Immediately accretive
Majority contracted or path to contractedness	✓ 100% contracted	✓ ~68% contracted[1]	✓ ~60% contracted[2]	✓ ~85% contracted[3]
Leverage competitive advantages	✓ Operational excellence	✓ Energy Marketing and Trading capabilities	✓ Portfolio Management and Optimization	✓ Enhance financial flexibility
Technology in-strategy	✓ Gas	✓ Gas	✓ Gas	✓ Gas, Wind, Hydro, Solar, Battery
Primarily focused in core operating/growth geographies	✓ Western U.S.	✓ Ontario	✓ Alberta	✓ Canada, U.S. and Australia

Refer to "Slide Notes" for corresponding notations.

6

Attractive Deal Metrics

Expected Annual Free Cash Flow[1]	Expected Annual Adjusted EBITDA[1]	Expected Free Cash Flow Yield[1]
$45 Million	$110 Million	13%

TransAlta Portfolio Strengthened

Weighted Average Contract Life[2]	Contracted MW[3]	Adjusted EBITDA Percentage Increase[4]
10 Years → 11 Years	50% → 52%	+10%

Below the cost of new build gas-fired peakers with no anticipated construction or supply chain risks

Returns enhanced with use of U.S. tax pools, expected insurance synergies and bringing asset management and operations in-house

High operational performance unlocks upside through availability incentive payments

Full passthrough of all fuel, O&M and capital costs

Expected to increase enterprise value and scale on an accretive basis

Refer to "Slide Notes" for corresponding notations.

7

Our Value Proposition Safe and reliable operator Diversified portfolio High potential legacy energy campuses Positioned for growth Financial strength and flexibility Centralia, Washington 9

Slide Notes Slide 4 Converted to Canadian dollars at a rate of 1.38. Slide 6 (1) (1) Refer to the TransAlta news release in respect to the Far North acquisition dated November 17, 2025, for the corresponding calculation. (2) Refer to the TransAlta news release in respect to the Heartland Generation acquisition dated November 14, 2024, for the corresponding calculation. (3) Facilities that were contracted to TransAlta Corporation were removed from the percent of contractedness. Slide 7 (1) Adjusted EBITDA and Free Cash Flow were converted to Canadian dollars at a rate of 1.38. Free Cash Flow yield is the expected free cash flow from the two assets divided by the equity portion of the transaction. (2) Weighted average contract life as of the three months ended March 31, 2026, was 10 years. (3) Contracted MWs is shown as a percent of total gross installed capacity. (4) Adjusted EBITDA was converted to Canadian dollars at a rate of 1.38. Adjusted EBITDA percentage increase is calculated as total expected adjusted EBITDA from the transaction divided by the midpoint of TransAlta’s 2026 Outlook adjusted EBITDA range. 9